EXHIBIT 99.1

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014

Ad hoc: Comment on media report

Hamburg, Germany – Evotec SE (Frankfurt Stock Exchange: EVT, SDAX/TecDAX, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO)

With respect to a media report, Evotec SE (“Company”) declares that it has received, without prior contact, a non-binding expression of interest from the listed US biotechnology company Halozyme Therapeutics Inc. regarding a takeover offer addressed to the shareholders of the Company with an offer price of EUR 11.00 per share. The Company will carefully analyze this expression of interest, decide on next steps, and inform the capital market in accordance with the legal requirements.

– End of the ad hoc release –

Contact: Volker Braun, EVP Head of Global Investor Relations & ESG, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49 (0) 151 1940 5058 (m), volker.braun@evotec.com